149 Fifth Ave, Suite 500

New York, NY 10010

January 22, 2020

VIA EDGAR TRANSMISSION

Anthony Watson

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

RE:	Protagenic Therapeutics, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed March 29, 2019
File No. 000-51353

Dear Mr. Watson:

I am the Chief Financial Officer of Protagenic Therapeutics, Inc. (the “Company”) and am writing on behalf of the Company in response to the letter from the Staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission, dated January 6, 2020 (the “Comment Letter”) relating to the above-referenced Form 10-K for the Fiscal Year Ended December 31, 2018 (the “Form 10-K”). Set forth below is the Company’s response to the comment raised in the Comment Letter. For the convenience of the Staff, the comments in the Comment Letter are reprinted in bold and is followed by the Company’s response.

Correspondence filed December 23, 2019

Note 5 Derivative Liabilities, page F-14

“Your analysis of why the warrants are properly classified as liabilities is not sufficient or comprehensive enough. Please provide us with an analysis of the conditions listed in ASC 815-40-25 through ASC 815-40-43, or tell us why the warrants should be classified as liabilities citing specific guidance in ASC 815.”

Response: Under ASC 815 a warrant must meet all of the requirement laid out in the guidance to be classified as equity. If the terms of the warrants fail to meet any of the requirement then they must be classified as a liability.

One of the conditions set forth in ASC 815 is that the warrant must place an explicit limit on the number of shares that will be issued when the warrant is exercised. The Company warrants in question do not place an explicit limit on the number of shares that will be issued when the warrant is exercised. Since they do not satisfy this requirement, the Company concluded that the warrants in question should be classified as liabilities under ASC 815.

ASC 815 sets forth other requirements as well. Per ASC 815, to be classified as equity, a warrant:

●	Must place an explicit limit on the number of shares that will be issued when the warrant is exercised (ours do not).
●	Is required to be physically settled in shares or net share settled or the acquirer has a choice of net cash settlement or settlement in shares (either net share settlement or physical settlement).
●	Must require net cash settlement only in specific circumstances in which holders of shares underlying the contract also would receive cash in exchange for their shares if an event could trigger net cash settlement that is outside the issuer’s control.
●	Must permit the acquirer to settle in unregistered shares.
●	Be owned by an acquirer who has sufficient authorized and unissued shares to settle the contract. In making that determination, the acquirer must consider all other commitments or potentially dilutive instruments (e.g., options, warrants, convertible arrangements) that may require the issuance of shares during the maximum period the arrangement could remain outstanding.
●	Be free of required cash payments to the seller in the event the acquirer fails to make timely filings with the SEC.
●	Have no cash-settled top-off or make-whole provisions.
●	Have no provisions in the arrangement that indicate that the seller has rights that rank higher than those of a holder of the shares underlying the contract.
●	Have no requirement in the contract to post collateral at any point or for any reason

None of these other conditions are applicable to the Company’s warrants. However, since the Company’s warrants do not meet one of the requirements of ASC 415, the Company concluded that they must be classified as liabilities.

Should the Staff have additional questions or comments regarding the foregoing or the Form 10-K, please contact me at (310) 766-6223.

Very truly yours,

Alexander K. Arrow, MD

Cc:	Kenneth S. Goodwin (ksg@msf-law.com)